BARNETT & LINN
ATTORNEYS AT LAW
23564 Calabasas Road, Suite 205 • Calabasas, CA 91302
www.barnettandlinn.com
WILLIAM B. BARNETT		TELEPHONE: 818-436-6410
Attorney/Principal		FACSIMILE: 818-223-8303
wbarnett@wbarnettlaw.com

May 2, 2016

Division of Corporation Finance

Securities and Exchange Commission

100 F Street NE

Washington D.C. 20549

Attn:	H.Roger Schwall, Asst. Director
Anuja A. Majmudar, Attorney-Advisor
Timothy S. Levenberg, Special Counsel

Re:	Zonzia Media, Inc. (“Registrant”)
Amendment No. 2 to Registration Statement on Form S-1
Filed on February 12, 2016
File No. 333-209492

Gentlepersons:

The Registrant hereby files its Amendment No. 2 to Registration Statement on Form S-1 (“Amendment No. 2”). The Amendment No. 2 has been revised in accordance with the Commission’s telephonic comment regarding Section 4.3 of Exhibit 10.13.

Please be advised that in accordance with your comment we have included in our Amendment No. 2 as Exhibit 10.17 an Amendment to Equity Purchase Agreement dated April 28, 2016, correcting Section 4.3 of the EPA to reflect the authorized capital stock as set forth in the Registrant’s Certificate of Incorporation, as amended.

Furthermore, there have been no material changes in the Registrant’s business since the filing of the Amendment No. 1 to Form S-1 on April 20, 2016.

We believe that we have responded to all of your comments fairly and reasonably. Therefore, since we have been before the Commission several times before within the last few months for the review of the Registrant’s registration statements, and since, other than the filing of a revised exhibit, there has been no material changes in the disclosure previously reviewed, we respectively request that the Commission grant an effective date for the Registration Statement as soon as practical.

Thank you in advance for your consideration of our request. Please contact the undersigned as soon as possible should you have any further questions or comments.

Very truly yours,

Barnett & Linn

William B. Barnett

WBB: scc

cc/ Mr. J. F. Adair, CEO

May 2, 2016

Division of Corporation Finance

Securities and Exchange Commission

100 F Street NE

Washington D.C. 20549

Attn:	H.Roger Schwall, Asst. Director
Anuja A. Majmudar, Attorney-Advisor
Timothy S. Levenberg, Special Counsel

Re:	Zonzia Media, Inc. (“Registrant”)
Amendment No. 2 to Registration Statement on Form S-1
Filed on February 12, 2016
File No. 333-209492

Gentlepersons:

Please be advised that, on behalf of the Registrant, I hereby acknowledge the following:

•	Should the Securities and Exchange Commission (the “SEC”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the SEC from taking any action with respect to the filing;

•	The action of the SEC or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Very truly yours,

By:    /s/ Johnathan F. Adair

Johnathan F. Adair CEO